Exhibit (a)(21)

FINAL TRANSCRIPT

Conference Call Transcript

AAI - AirTran Airways Commences Exchange Offer to Midwest Air Group

Event Date/Time: Jan. 11. 2007 / 10:00AM ET

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FINAL TRANSCRIPT

Jan. 11. 2007 / 10:00AM ET, AAI - AirTran Airways Commences Exchange Offer to Midwest Air Group

CORPORATE PARTICIPANTS

Arne Haak

AirTran Airways - VP Finance

Joe Leonard

AirTran Airways - Chairman, CEO

Bob Fornaro

AirTran Airways - President, COO

Stan Gadek

AirTran Airways - CFO

CONFERENCE CALL PARTICIPANTS

Helane Becker

Benchmark - Analyst

Gary Chase

Lehman Brothers - Analyst

David Strine

Bear Stearns - Analyst

Kevin Crissey

UBS Investment Bank - Analyst

Roger King

CreditSites - Analyst

PRESENTATION

Operator

Good day and welcome to this AirTran Holdings conference call. At this time, all lines have been placed in listen-only mode. After the prepared remarks, there will be a question and answer period. (OPERATOR INSTRUCTIONS). It is now my pleasure to turn the call over to your host, Mr. Arne Haak, Vice President for Finance and Treasurer for AirTran. Sir, please go ahead.

Arne Haak - AirTran Airways - VP Finance

Good morning, everyone. I want to thank you for joining us today for AirTran Holdings’ investor update on our proposed merger with Midwest Air Group. Joining us today is Joe Leonard, our Chairman and Chief Executive Officer; Bob Fornaro, our President and Chief Operating Officer and via conference call, Stan Gadek, our Chief Financial Officer.

Before we begin, I’d like to advise all participants that we will be referring to information contained in our press release this morning, our Form S-4 registration statement, as well as our investor presentation. All of these documents are available in the investor relations section of our website at AirTran.com.

Today’s call will include forward-looking statements and our actual results may differ materially from these statements. These statements are not historical fact, and instead, you should consider them as time-sensitive forward-looking statements that are accurate only as of January 11, 2007.

I would highlight that all of our documents have extensive Safe Harbor language that you should review. Investors and security holders are urged to read these registration statements that have been filed with the SEC, as well as any amendments or supplements to these documents. In addition to being available on our website, they are also available at the SEC’s Internet website, which is SEC.gov. Or, copies can be obtained free of charge from AirTran by directing your requests to our senior vice president, general counsel and corporate secretary of AirTran Holdings. His name is Richard Magurno, and his address is 9955 AirTran Boulevard, Orlando, Florida, 32827.

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FINAL TRANSCRIPT

Jan. 11. 2007 / 10:00AM ET, AAI - AirTran Airways Commences Exchange Offer to Midwest Air Group

With that, I would like to turn the call over to our Chairman and Chief Executive Officer, Joe Leonard.

Joe Leonard - AirTran Airways - Chairman, CEO

Good morning, everybody, ladies and gentlemen, and thank you for joining us. I want to particularly thank those who are in Panama. They called in. I hope we didn’t take you away from any of your beach time, but thanks for being with us this morning.

I bring your attention to our website. If you have not seen it already, we have an updated analysis of our tender offer presentation with a lot of detail of why we think our offer is good, where we see vulnerabilities for Midwest as a stand-alone. And I would invite your attention to that site where you can download a copy of that if you don’t already have one.

The new news today is that we have offered a tender directly to the shareholders for 100% of the shares of Midwest Air Lines. We didn’t want to go that route. In particular, we wanted to work with management, but quite frankly we have been stonewalled for over a year now. Certainly since we have put in an offer in October, we have had no what we would consider legitimate response, no information, no cooperation. So we decided to go directly to the shareholders, and in the process, we have substantially increased our offer by $2.00 a share from $11.25 to $13.25.

Midwest is out marketing their growth plan and I would like to make just a couple of comments on what we see as the strength of the combined companies and what we see as weaknesses in the Midwest approach.

First and foremost, for shareholders, there is a significant and improved premium over any price that Midwest has traded in the foreseeable past. We think that this combined airline will provide a nationwide diverse network with about 225 mainline jets in the foreseeable future, which would be about half the number of Southwest, so a coast-to-coast, multi-hub airline with very modern equipment, and about half the size of Southwest. So a formidable competitor that can compete regardless of what happens with airline consolidation.

It will improve job security for employees of both AirTran and Midwest. It creates a strong competitor that has the scale to achieve and maintain low-cost that simply cannot be done with an airline the size of Midwest. We see the opportunity to grow the Milwaukee hub in particular and the Kansas City as well.

In regard to the plan that Midwest has been shopping the last couple of days, we find it quite frankly very, very, very weak. It ends up with still a very small regional hub, way undersized in our view. It’s — the plan is being built around old airplanes, MD-80s, adding business class seats to some of their all-coach MD-80s, which is a similar configuration to what AirTran has today on all of its flights. Built around apparently 50-passenger regional jets, which certainly don’t fit with what you would call signature service. We find that be service offering of Midwest is talking about as somewhat schizophrenic and that in fact it has 2-by-2 seating, which we don’t believe is sustainable over the long haul on less than half of its routes. It has all-coach configuration on older MD-80s that drink a lot of fuel. It has 32-passenger regional jets, which are small and cramped; 50-passenger regional jets for the future with outsourced labor, and 18 passenger turboprops. So the whole notion that signature service is what Midwest is all about is quickly being diminished as time goes on.

They intend most of their growth to be done with outsourced labor. We have guaranteed all of the employees jobs at Midwest Air Lines and we would expect to grow jobs at Midwest as well as AirTran.

One of the things that we think makes Midwest stand-alone a very vulnerable company is the concentration of revenue. 58% of their revenue comes from the top 20 routes and half of that 58% comes from their top five routes. So we think that they have a weak business model that doesn’t adequately address the realities of future competition. We think that their business model depends on a very benign competitive environment, stable fuel prices and no world events that are liable to upset demand. We think that those assumptions, quite frankly, are quite unrealistic.

So the bottom line is, we are trying to create something here that gives shareholders an enormous amount of value, a more relevant network, higher flight frequencies, more efficiencies, lower fares. We would compete with the highly efficient Boeing 717s and 737s with 60 more 737s coming, as opposed to MD-80s and 50-seat regional jets as they have proposed.

We believe that there is at least $60 million of revenue and cost synergies, even with the increased price of $13.25, which is a huge premium. We believe this will be accretive in the second year after all of the integration costs have been spent in the first year. And, we would contrast that to an uncertain and inconsistent performance. Midwest Air Line has not made any money since 2000. They’ve lost a total of about $130 million since 2000. We have been consistently profitable during that period.

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FINAL TRANSCRIPT

Jan. 11. 2007 / 10:00AM ET, AAI - AirTran Airways Commences Exchange Offer to Midwest Air Group

So we think what we have put on the table through the tender directly to the shareholders is good for shareholders, good for employees and good for all of the cities that we serve.

So with that, I will open it up for questions or comments. Operator, would you please prepare to take the questions? Thank you. And we will try to give some preference to the people that we know are on a short schedule here and will have to leave shortly.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Helane Becker, Benchmark.

Helane Becker - Benchmark - Analyst

This is not a bad plan, and it from an end-to-end standpoint looks really terrific. But, their argument in part is that you guys have not been profitable either recently, and that maybe you need to focus on that before you focus on acquiring them. So how do you respond to that criticism?

Joe Leonard - AirTran Airways - Chairman, CEO

Well, we’ve been profitable for the last eight years, we’ll be profitable in 2006. They have not made any money since 2000 and we will be profitable in 2007. So we have quarter-to-quarter variations, but on an annual basis, we have shown solid performance when the industry lost tens of billions of dollars. We have the right equipment coming at the right time. We think that their plan using 50-passenger RJs and very old gas-guzzling MD-80s is somewhat bizarre, quite frankly.

Bob Fornaro - AirTran Airways - President, COO

Just one other point. The fact is, we have competed — over a comparable period of time, AirTran has tripled its size, modernized its fleet, and clearly, we have competed in a very, very hostile environment. And even under the worst conditions, we have always remained profitable. Quite frankly, Midwest has not — really cannot compete. Their numbers are improving now because the competition has abandoned the market, but the fact of the matter is, that competition will come back. In the scheme of things, Milwaukee is a reasonably sized city. It is underserved and there will be more service. So at some point in the future, particularly with all of the airplanes the low-cost carriers have, you’re going to see more competition in that market, and with a concentrated revenue base their numbers are going to go right down very, very quickly. It’s very, very easy to tell where their top five markets are, they are very, very easy to pick off.

So it really is about trying to create a business plan that can work for the long haul. And that’s what we try to do. It’s a very, very long process, and to sit on your laurels and let the market decide what your profitability will be is really not sound business planning.

Joe Leonard - AirTran Airways - Chairman, CEO

We don’t think they have addressed any other vulnerabilities, that they’re going to make them worse adding 50-seat airplanes.

Helane Becker - Benchmark - Analyst

Do you think that you have a concern with Milwaukee being so close to Chicago? Does that affect your operations there? Because, you’re pretty sizable at Midway.

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FINAL TRANSCRIPT

Jan. 11. 2007 / 10:00AM ET, AAI - AirTran Airways Commences Exchange Offer to Midwest Air Group

Bob Fornaro - AirTran Airways - President, COO

Our operation in Midway is largely a point-to-point operation, and Chicago is in and of itself just an important city, like New York and like Boston. So it really fits into any business plan. We are not planning a large connecting operation in Chicago. It really is — Chicago is a complementary city to what we’re trying to do in the Northeast and the Southeast. So actually, the geography between the two cities is really not important. We serve four or five markets in New York City now. We serve all of South Florida. We serve a number of markets close by in Virginia. So it’s not uncommon to compete in markets in the same geographic area. We’re trying to do different things here.

Joe Leonard - AirTran Airways - Chairman, CEO

Also, Milwaukee is grossly underserved when you compare it to any city its size, and that is because the fares are about 40% higher in Milwaukee than they are in Midway, for instance.

Helane Becker - Benchmark - Analyst

Thank you for those answers, good luck.

Operator

Gary Chase, Lehman Brothers.

Gary Chase - Lehman Brothers - Analyst

Just a couple of quick questions. First as a cleanup, could we expect — you said there would be accretive year two when you have gotten past the transition costs. If we hold the transition costs aside, is it accretive right away?

Joe Leonard - AirTran Airways - Chairman, CEO

Oh yes, absolutely. We just did our model saying we would have all of the transition cost in year one, and in all likelihood, we will stretch that out over a period of time. But it’s quite accretive.

Gary Chase - Lehman Brothers - Analyst

The second question is around the revenue synergy and the $40 million that you’re calling for. At least as I think about it, in essence what you are describing is getting more revenue onto the shelves in order to drive that $40 million. Can you just walk us through the thought process of how you’re going to be able to do that as you reconfigure and shift the product?

Bob Fornaro - AirTran Airways - President, COO

There’s a number of things that go, Gary. Part of it is, obviously, the seats, which — and ultimately creating more connecting opportunities in Milwaukee than are there today. We also think that we also create a lot of different point-to-point opportunities on our network. Not only would we add service again through Milwaukee, it would allow us to perhaps take some of the cities that they are already in and really connect those dots as well. With seat utilization increasing — there’s about four or five steps — more point-to-point flying, more utilization, more seats, more connections. And what we have left out is the theoretical city presence S-curve kind of calculations, which we would view as really kind of icing on the cake and really contingent revenues.

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FINAL TRANSCRIPT

Jan. 11. 2007 / 10:00AM ET, AAI - AirTran Airways Commences Exchange Offer to Midwest Air Group

Gary Chase - Lehman Brothers - Analyst

Okay, so if you talk about the $40 million as partially a function of increased utilization, does the cost of that utilization — is that in the $20 million? Is the $20 million in cost savings a net number, or is the $40 million in revenue that you’re talking about net of the incremental cost?

Bob Fornaro - AirTran Airways - President, COO

That’s net of the incremental costs, Gary.

Gary Chase - Lehman Brothers - Analyst

Okay. The other question that I have is, I understand where you’re coming from. There’s a lot of language in the presentation about the vulnerability here to incursion and the revenue concentration. As you purchase this asset, those vulnerabilities, at least as they sit today, become yours. Can you just walk us through what the changes are that you’re going to drive that reduce that vulnerability? Is it just simply the additional seats, the reduced average fares, or is there more to it?

Joe Leonard - AirTran Airways - Chairman, CEO

There’s more to it, and I don’t really like to simplify. AirTran operates a very, very competitive route network. We have about 15% to 20% of our routes are single-carrier routes, compared to Southwest, [who have] two-thirds of their route city single-carrier. And we have had to fight our way into everything we’ve done over the years, you know, very competitive route network. This transaction would put us in a situation where we’re number one in a pretty important city, and we would be in a position of defending it, rather than fighting our way in. We have not been in that situation ever, at least since I or Joe have been around AirTran. And I have to tell you, with our cost structure having the upper hand in a route, we would be formidable and I think it would be very, very difficult to challenge.

If you look at what we’re accomplished over the years as we’ve gone from 90 flights in Atlanta to 240, we have really kind of been in the trenches and it has been slow. So we think our ability to spool up new routes would be faster because we’re not in a position to take — we’re not trying to take the route away from somebody else, we’re really trying to optimize it. We see more frequencies in the number of these routes. Again, we can take a city like Boston, now carrying through the Midwest and the West, we have not been — whereas everything we’ve done over the last three or four years has gone into other airlines’ back yards, they tend to dump capacity against us, and then we kind of slug it out. This is a much different situation. I would argue, we start with the upper hand. And I would say, AirTran with an upper hand with the cost structure that is probably the lowest in the business and getting lower as we go forward, another 3 or 4% lower next year, we think we would be formidable competitor.

And talk about diversification, we’ve been talking about diversification I think since you have known us over the years. Diversification in the very short run, it’s expensive. And really, in any given year, it has an impact on the profitability of the Company. But we’re trying to create an airline at AirTran that ultimately can go for the long run. And this is a very large step in that.

So, we think our overall network is substantially stronger than really what we have today. And so, again, just try to envision AirTran with an upper hand in the market from the first day. We think it will be a very, very nice position to be in.

Operator

David Strine, Bear Stearns.

David Strine - Bear Stearns - Analyst

Just a question with respect to how you are thinking about value for MEH. There’s obviously a lot of moving parts now in the space, and just yesterday there was more chatter about potentially Northwest and Delta merging. To what extent have you considered how that would impact the value of not only MEH, but the combined entity in your analysis?

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FINAL TRANSCRIPT

Jan. 11. 2007 / 10:00AM ET, AAI - AirTran Airways Commences Exchange Offer to Midwest Air Group

Joe Leonard - AirTran Airways - Chairman, CEO

I think in general, anything that reduces capacity is going to be good for AirTran and MEH. I think to the extent that we are a combined company, we get even more value out of that. But we think that located in Atlanta where we are on the East Coast, that anything that pulls down capacity is probably going to pull down a disproportionate amount on the East Coast, and we’re going to benefit significantly from that.

David Strine - Bear Stearns - Analyst

And if Northwest ends up being involved, to the extent that that reduces more capacity, who knows if it would, but to the extent that reduces more capacity against MEH, do you think that actually — the potential for that is a disadvantage at this point for you because the perceived value of MEH as a stand-alone is rising? So in terms of the price you have to put out there to acquire this company, then you could add inflation as a result of this?

Bob Fornaro - AirTran Airways - President, COO

You could always end up with inflation. At the same time, to the degree you’re taking AirTran’s share, you’re going to get the benefit riding the AirTran stock. And so I think you really benefit from both ways. I think AirTran, because its route structure is more competitive and will clearly get more benefit out of many of these mergers scenarios, and if Midwest and AirTran are combined, again, I think you’re going to get a lot of additional appreciation in the AirTran stock as well. So at some point — if you worry about things like that, you can take all stock. If you’re really worried about consolidation and you’re worried about who’s going get the benefit, the combined company will get the same amount of benefit going forward. I think over time, the AirTran stock offers more value, because I think we’re more competitive and better positioned to compete versus Midwest.

David Strine - Bear Stearns - Analyst

Thank you.

Operator

(OPERATOR INSTRUCTIONS) Kevin Crissey, UBS Investment Bank.

Kevin Crissey - UBS Investment Bank - Analyst

Did I hear guidance of 3% to 4% [CASM ex-fuel] next year?

Bob Fornaro - AirTran Airways - President, COO

Well, we think it will be at least 3% down next year.

Kevin Crissey - UBS Investment Bank - Analyst

Thank you. Second question. When you’re looking at — when you come up with $13.25, what kind of assumptions are you making there for MEH’s growth next year in terms of maybe EBITDA, or how did you come up with $13.25. There’s no slides that — it’s a premium to the current price, but why $13.25? How did those numbers come about?

Bob Fornaro - AirTran Airways - President, COO

I can take (indiscernible) Stan, maybe you can step in. You create value a couple of ways. Quite frankly, I don’t believe Midwest on a stand-alone basis is worth that much. It’s how Midwest — it’s how we get the benefits and it [turns on them] — it’s what we’re worth — willing to pay for the benefits that we see in the transaction. In fact, as we all know, just because you’re growing does not mean your profitability is going to improve. Quite frankly, there is no guarantee. In fact Midwest at this point, I hear — I suspect they will be profitable this year, but as of the nine months, they do not have an operating profit for the first nine months of this year. So, they still have negative margins. So just because you’re

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FINAL TRANSCRIPT

Jan. 11. 2007 / 10:00AM ET, AAI - AirTran Airways Commences Exchange Offer to Midwest Air Group

adding growth on top of it does not mean you’re going to have margin expansion. So there’s a lot of things that impact their valuation. We try to look at it from our perspective, a combination of where they were training and a combination of what is the value to us and trying to create a transaction that is accretive to our shareholders early on and that’s affordable. We had in our own minds, we always believed we held back on our earlier offer because we wanted to see some of their data. We have had a month to study the Company more and we decided to put more on the table now after talking to shareholders, and there was no reason to negotiate with their management. So a lot of it’s based on the value to us and how we view the transaction going forward.

Stan Gadek - AirTran Airways - CFO

I would just add Bob, this is Stan, that what we have said is we see at least $60 million of synergies there on a run rate basis. We think there’s opportunities to increase that. The $60 million are the most obvious benefits that we would achieve from reconfiguring the aircraft, getting rid of the MD80s, reduction in SG&A and so on and so forth. But I think once — and we’re working off of public data as well. Once we are able to enter into discussions with the Company and can get more into the numbers, I think the potential for identifying greater value exists.

Kevin Crissey - UBS Investment Bank - Analyst

So when you say $40 million in revenue synergies, would that be off of kind of some sort of consensus guess for what 2007 would have been for Midwest — you know what I mean? What’s the baseline? When I’m looking at it, I’m saying, well what are they going to put up in terms of EBITDAR in 2007, what kind of multiple is $13.25? Is that a six times multiple? Under that, I have to make some assumptions for what Midwest’s EBITDAR would be next year, somewhere maybe south of 100. What is your baseline?

Bob Fornaro - AirTran Airways - President, COO

The synergies are the synergies to AirTran Airways as it takes over the Company, not — as we would bring them in, as we would adjust their route network, as we would adjust our route network, as we put more seats on the airplane, as we add point-to-point service. So it’s our view of how we would optimize the two companies going forward. So the $40 million in benefits we’ve identified are incremental to AirTran going forward.

Kevin Crissey - UBS Investment Bank - Analyst

One last question then I will pass it to someone else. You mentioned speaking to shareholders. What is the sentiment out there? I think Midwest would say that they have loyal shareholders and retail base that makes it difficult to do exactly what you’re trying to do. Where do you stand? Do you feel like you have — what is your likelihood of profitability on that going forward?

Joe Leonard - AirTran Airways - Chairman, CEO

I won’t put a probability on it because [it’s] a complex situation, as you know. But we’ve talked to a tremendous amount of their shareholders when the price was $11.25. We think there’s very considerable interest in this. We think that there’s a very, very deep understanding of the strategic advantage of this as well as the premium to be earned on a share price. So the strategic story here is compelling for shareholders, for employees and for the cities we serve.

Kevin Crissey - UBS Investment Bank - Analyst

Thank you very much.

Bob Fornaro - AirTran Airways - President, COO

I would just add one comment. When you think about it from a Midwest perspective, if fuel drops and the economy stays strong, all airlines will appreciate. And again, obviously, we think it’s to our potential appreciation. There is a very, very high beta around the Midwest profitability. One or two or three airlines putting in a little capacity would dramatically change their results. So on the one hand, there may be situations where they

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FINAL TRANSCRIPT

Jan. 11. 2007 / 10:00AM ET, AAI - AirTran Airways Commences Exchange Offer to Midwest Air Group

have upside, but there’s a number of very plausible scenarios whether their numbers could be impacted negatively very, very quickly. And that is what people need to consider is the certainty of those earnings. Very concentrated revenue base, and therefore, very, very vulnerable.

Kevin Crissey - UBS Investment Bank - Analyst

I thought I was going to be done, but going back to that then, I guess the reason to not just go in and do that yourself, you could — if they’re that vulnerable, it’s not just Southwest that could go under, it could be you guys. It’s just that you want to be — buy your way in, rather than fight your way in, like you’ve talked about?

Bob Fornaro - AirTran Airways - President, COO

Absolutely. We believe that, in this case, that’s the right way to do it. And at the same time, you might ask, wouldn’t AirTran be susceptible to some of the same issues? Our non-fuel costs are less than $0.06 a mile going forward. We would be very, very formidable with those kind of hub in our cost structure.

Joe Leonard - AirTran Airways - Chairman, CEO

I think if you put it another way, if our view of the world is wrong, if they are not all that vulnerable and the competition won’t get worse and fuel won’t go up and the economy won’t slow down, that Midwest will muddle by. If we are right and they are wrong, we believe they are putting their Company and every job in that Company at a significant risk.

Kevin Crissey - UBS Investment Bank - Analyst

Perfect. Thank you very much.

Operator

[Roger King], [CreditSites].

Roger King - CreditSites - Analyst

I have a question on fleet. Since you’ve been cutting back on deliveries, would you be able to bring those deliveries back and use them to replace some of these MD80s and what not? Is that part of the strategy of going back to your old fleet delivery schedule?

Bob Fornaro - AirTran Airways - President, COO

It’s a good question. We have not cut back on the airplanes, we have rescheduled some of them.

Roger King - CreditSites - Analyst

Okay, well, then going back to (indiscernible) schedule.

Bob Fornaro - AirTran Airways - President, COO

We still have a very, very healthy growth rate going on. In 2007, we are going to see a capacity increase of the high-teens, 19% and double-digit in ‘08. So there really is — we have plenty of airplanes in the pipeline to basically reduce their activity on MD80s, retire those airplanes very quickly. Those are things that we would obviously like to see and touch a little bit more in the due diligence. So that’s really part of the plan is — Midwest is a Company that has a large portion of its capacity on 20-year-old old technology, and we have modern technology, we have great prices. So that’s a key part of our plan is to reduce their MD-80 activity with brand-new 737-700s.

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FINAL TRANSCRIPT

Jan. 11. 2007 / 10:00AM ET, AAI - AirTran Airways Commences Exchange Offer to Midwest Air Group

Roger King - CreditSites - Analyst

Thank you.

Operator

Thank you. There are no further questions in queue at this time.

Joe Leonard - AirTran Airways - Chairman, CEO

I really appreciate you all joining us on short notice, again, particularly those that are out of the country.

Let me just summarize with how I started. First of all, what we’re trying to is build a nationwide diverse network, a more relevant network. We’ve put in higher frequencies, have a more efficient schedule in markets like Milwaukee. We will put in lower fares and create a stronger competitor. We believe that the Midwest stand-alone solution creates nothing more than a regional hub with a very concentrated revenue situation. About 28% of their revenue comes from their five routes. Limited flight frequencies, old airplanes, small airplanes, crowded airplanes, whereas we have 717s, 737s, another 67 37s coming that would have an average fleet age of three years, very fuel efficient, very maintenance cost efficient.

Financially, we have the wherewithal to do with Midwest what they simply cannot do for themselves. We have the balance sheet to do it. We have the cost synergies to do it and we believe that their stand-alone proposal is very current certain and very inconsistent with their past performance and very, very susceptible to competition, which we believe sooner or later is definitely going to come to Milwaukee, and we think they’re very ill-prepared to deal with it.

So thanks much for joining us this morning. We appreciate it and we will keep you tuned to what’s going on. I would remind you to go to our website if you don’t have a copy of our merger presentation. It has a lot of information on it and can fill in maybe some of the questions that we did not get around to today. Thank you very much.

Operator

Thank you. This concludes today’s AirTran Holdings conference call. You may now disconnect.

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